Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

AeroFarms Breaks Ground on World's Largest Aeroponic Vertical Farm in Pittsylvania County

RINGGOLD, VIRGINIA – Elected officials from Pittsylvania County and the City of Danville, along with Virginia Governor Ralph Northam and Virginia Secretary of Agriculture Bettina Ring and other state and community leaders, joined AeroFarms representatives for a groundbreaking ceremony for its newest 136,000 square foot indoor vertical farming facility in Ringgold – the world’s largest aeroponic vertical farm.

AeroFarms, a Certified B Corporation and leader in vertical farming, has developed its own proprietary growing technology to be able to grow produce all year round with annual productivity up to 390 times greater than traditional field farming. Once completed, the new facility, located in the Cane Creek Industrial Centre, will be the largest and most sophisticated aeroponic vertical farm in the world, and is part of AeroFarms’ expansion plans to address some of our most pressing agriculture and environmental challenges.

“We congratulate AeroFarms on launching construction of its state-of-the-art facility in Cane Creek Centre,” said Governor Ralph Northam. “The Commonwealth’s history is rooted in agribusiness, and the completion of the world’s largest and most advanced indoor vertical farm will enhance this booming industry. We thank AeroFarms for choosing Southern Virginia, and look forward to supporting its success.”

“We are excited to join AeroFarms in officially breaking ground in the Commonwealth,” said Secretary of Commerce and Trade Brian Ball. “As a leader in agricultural innovation, this company will create quality jobs for the hardworking citizens of Southern Virginia and expand economic opportunities in Danville-Pittsylvania County.”

“Innovation and new technologies have always been the driving forces behind the success of Virginia’s largest private sector industry, agriculture,” said Secretary of Agriculture and Forestry Bettina Ring. “By choosing to establish their largest production facility to date here in the Commonwealth, AeroFarms is ensuring that Virginia is a leader in indoor vertical farming."

For this project in Ringgold, AeroFarms is investing over $53 million and creating 92 jobs.

“We are excited to begin construction on our next farm and bring our great tasting leafy greens to new markets and customers,” said David Rosenberg, Co-Founder and Chief Executive Officer of AeroFarms. “Danville-Pittsylvania County is the perfect location to introduce our next-generation Model 5 farm that will be able to serve the more than 1,000 food retailers in the region with our exceptional, great tasting products. When operational this time next year, this farm will be the world’s largest indoor vertical farm using aeroponics technology that will make our sustainably grown, pesticide-free and always fresh leafy greens available to the approximately 50 million people located within a one day’s drive. Through our technological advancements, we have been able to drive superior unit economics that allow us to scale up our business and bring sustainable agriculture, new jobs, and economic development opportunities to Danville-Pittsylvania County. We look forward to partnering with this great community.”

AeroFarms has developed patented, award-winning indoor vertical farming technology that provides the perfect conditions for healthy plants to thrive, taking agriculture to a new level of precision, food safety, and productivity while using zero pesticides and up to 95% less water than traditional field farming. By hiring locally and creating year-round employment, AeroFarms is able to grow all year to nourish its communities with high-quality produce that delivers optimal nutrition and exceptional flavor.

"I am extremely excited that work is beginning on AeroFarms' new, state-of-the-art indoor vertical farming facility in Ringgold," said Joe Davis, Supervisor for the Dan River District, where the Cane Creek Industrial Centre is located. "I want to thank AeroFarms for their commitment to investing in Pittsylvania County and providing high quality jobs to many in our region. AeroFarms is a perfect addition to our thriving industrial community in the Dan River District and Pittsylvania County. Having another innovative, industry-leading company like AeroFarms choose to establish what will be the largest aeroponics vertical farm in the world right here in Ringgold shows me that Pittsylvania County – and our entire region – is a great place to do business. It's the investments from companies like AeroFarms that will continue to move both Pittsylvania County and Southern Virginia forward.”

“This day is a milestone moment for AeroFarms, the City of Danville and Pittsylvania County," said Alonzo Jones, Mayor for the City of Danville. "As we celebrate this milestone, let us also celebrate the partnerships in place that brought us to this point. Together, we are building a better future for our citizens, and we are excited that an innovative and technically advanced company such as AeroFarms is part of our future.”

The Virginia Economic Development Partnership worked with the Virginia Department of Agriculture and Consumer Services, Pittsylvania County, the City of Danville, and the Southern Virginia Regional Alliance to secure the project for Virginia. Governor Northam approved a $200,000 grant from the Commonwealth’s Opportunity Fund, as well as a $200,000 grant from the Governor’s Agriculture and Forestry Industries Development (AFID) Fund, to assist Danville-Pittsylvania County with the project.

The Virginia Tobacco Region Revitalization Commission has approved a grant for $190,000 from the Tobacco Regional Opportunity Fund for the project. AeroFarms qualifies for state benefits from the Virginia Enterprise Zone Program, administered by the Virginia Department of Housing and Community Development. Funding and services to support the company’s job creation will be provided through the Virginia Jobs Investment Program (VJIP).

The Cane Creek Industrial Park in Ringgold was developed by the Danville Pittsylvania Regional Industrial Facility Authority, a joint economic development initiative between Pittsylvania County and the City of Danville.

“I am pleased AeroFarms is investing in Southside Virginia and bringing meaningful employment and quality job opportunities including scientists, engineers, operations professionals, and technologists,” said Congressman Bob Good (VA-05). “We welcome their innovative efforts to expand the nation’s fresh produce supply for distribution locally and globally. The decision to invest in the area demonstrates the strength of Southside Virginia’s workforce.”

“I was impressed by AeroFarms and their leadership when they first announced their plans to come to our region," said Senator Frank Ruff. "Their innovative concepts of getting fresh, high quality greens to consumers and families will be a great asset to our area as well as families throughout the several state area they will serve.”

“It is exciting to see an innovative company like AeroFarms open their first Virginia location here in Southside,” said Delegate Danny Marshall. “Attracting a company like this to our region shows that the effort we have put into developing a top-notch business climate is paying off. We welcome AeroFarms and their team to Danville-Pittsylvania County and wish them great success as they move forward with building and hiring."

Tobacco Commission Executive Director, Evan Feinman said, "It is great to see AeroFarms get started on this project. The Tobacco Commission has always been committed to bringing new revenue to the localities we serve and innovative projects like this one in Pittsylvania County are a great example of the kind of industry-leading companies Southern Virginia can attract. This farm will be the largest of its kind and will provide high quality produce along with 92 new jobs. I look forward to seeing AeroFarms get hiring underway and wish them the best as they join our Southern Virginia business Community."

About AeroFarms

Since 2004, AeroFarms has been leading the way for indoor vertical farming and championing transformational innovation for agriculture. On a mission to grow the best plants possible for the betterment of humanity, AeroFarms is a Certified B Corporation Company with global headquarters in Newark, New Jersey, United States. Named one of the World’s Most Innovative Companies by Fast Company two years in a row and one of TIME’s Best Inventions, AeroFarms patented, award-winning indoor vertical farming technology provides the perfect conditions for healthy plants to thrive, taking agriculture to a new level of precision, food safety, and productivity while using up to 95% less water and no pesticides versus traditional field farming. AeroFarms enables local production to safely grow all year round, using vertical farming for elevated flavor. In addition, through its proprietary growing technology platform, AeroFarms has developed multi-year strategic partnerships ranging from government to major Fortune 500 companies to help uniquely solve agriculture supply chain needs. For additional information, visit: https://aerofarms.com/.

On March 26, 2021, AeroFarms announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV). Upon the closing of the business combination, AeroFarms will become publicly traded on Nasdaq under the new ticker symbol "ARFM". Additional information about the transaction can be viewed here: https://aerofarms.com/investors/

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and AeroFarms or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.